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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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[TELECOM ITALIA LOGO]


PRESS RELEASE


Policy to dispose of non strategic assets continues


TELECOM ITALIA SELLS ITS 29% STAKE IN TELEKOM SERBIA

The sale price is 195 million euros

Rome, 28 December 2002 - Telecom Italia announces that today it accepted a proposal from PTT Srbija for the acquisition by PTT Srbija of Telecom Italia's 29% stake in Telekom Serbia. PTT Srbija is a public company controlled by the Serbian government, which already controls 51% of Telekom Serbia.

The sale price is 195 million euros (equal to the current value of the stake indicated in the Telecom Italia Group financial statements), with the payment of 120 million euros by the closing date, which is expected to occur in April 2003, and the payment of the remaining 75 million euros by July 2008. At the same time the shares for the full price will be deposited with a main international bank, selected by the parties.

The Greek company OTE, also a partner in Telecom Serbia, will be given a pre-emption right, which OTE may exercise over the next 60 working days, subject to PTT Srbija's agreement.

With this agreement, Telecom Italia continues its policy to dispose of non strategic assets.

For information:
Communications & Media Relations: 06.3688.2023 - 2066 www.telecomitalia.it/press


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Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Releases included in this Form 6-K contain certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

-	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

-	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;

-	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the regulatory environment;

-	the continuing impact of rapid changes in technologies;

-	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to implement successfully its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;

-	Seat's Ability To Successfully Implement Its Internet Strategy;

-	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      Dicember 30, 2002


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager